UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

YADKIN FINANCIAL CORPORATION

(Name of Issuer)

Voting Common Stock, par value $1.00 per share

(Title of Class of Securities)

984314104

(CUSIP Number)

Lightyear Fund II, L.P.

9 West 57th Street, 31st Floor

New York, New York 10019

(212) 328-0555

Copies to:

Caroline B. Gottschalk, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Lightyear Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,290,462
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,290,462
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,290,462
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Lightyear Co-Invest Partnership II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,167
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,167
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,167
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.02%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Lightyear Fund II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,290,462
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,290,462
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,290,462
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Lightyear Fund II GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,295,629
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,295,629
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,295,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. LY Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,295,629
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,295,629
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,295,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Mark F. Vassallo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,295,629
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,295,629
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,295,629
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 supplements and amends the Schedule 13D filed on July 14, 2014 by the Reporting Persons (as defined below) (the “Schedule 13D”), relating to the Voting Common Stock, par value $1.00 per share (the “Common Stock”), of Yadkin Financial Corporation, a North Carolina corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 1 is being filed by:

(i)	Lightyear Fund II, L.P., a Delaware limited partnership ( “Lightyear Fund II”);

(ii)	Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Lightyear Co-Invest II”);

(iii)	Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”);

(iv)	Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”);

(v)	LY Holdings, LLC, a Delaware limited liability company (“LY Holdings”); and

(vi)	Mr. Mark F. Vassallo, a United States citizen (the persons and entities listed in items (i) through (vi) are collectively referred to herein as the “Reporting Persons”).

Item 4.	Purpose of Transaction

The information set forth in Item 6 hereof is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 2,295,629 shares of Common Stock, representing approximately 7.4% of the issued and outstanding shares of Common Stock. The percentages of beneficial ownership reported in this Schedule 13D are based on 31,062,563 shares of Common Stock outstanding as of October 12, 2015, as set forth in the Merger Agreement (as defined below), filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 13, 2015.

Lightyear Fund II directly holds 2,290,462 shares of Common Stock, representing approximately 7.4% of the issued and outstanding shares of Common Stock. Lightyear Fund II GP is the general partner of Lightyear Fund II. Lightyear Fund II GP Holdings is the general partner of Lightyear Fund II GP. LY Holdings, as the managing member of Lightyear Fund II GP Holdings, and Mr. Vassallo, as the managing member of LY Holdings, may each be deemed to beneficially own the 2,290,462 shares of Common Stock held directly by Lightyear Fund II.

Lightyear Co-Invest II directly holds 5,167 shares of Common Stock, representing approximately 0.02% of the issued and outstanding Common Stock. Lightyear Fund II GP Holdings is the general partner of Lightyear Co-Invest II. LY Holdings, as the managing member of Lightyear Fund II GP Holdings, and Mr. Vassallo, as the managing member of LY Holdings, may each be deemed to beneficially own the 5,167 shares of Common Stock held directly by Lightyear Co-Invest II.

Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by Lightyear Fund II and Lightyear Co-Invest II (together, the “Lightyear Holders”) to the extent directly or indirectly controlled by it or him, but the filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons (other than the Lightyear Holders to the extent they directly hold shares of Common Stock) is the beneficial owner of any securities covered by this statement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following immediately prior to the last paragraph thereof:

Yadkin to Acquire NewBridge Bancorp and Yadkin Voting Agreement

On October 12, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NewBridge Bancorp, a North Carolina corporation (“Newbridge”), and Navy Merger Sub Corp., a North Carolina corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, and subject to the terms and conditions set forth therein, among other things, Merger Sub will merge with and into Newbridge (the “Merger”), with Newbridge continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of the Issuer. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Newbridge shareholders will have the right to receive 0.5 shares of Common Stock for each Class A share of common stock, no par value, of Newbridge and each Class B share of common stock, no par value, of Newbridge. Simultaneous with the execution of the Merger Agreement, Newbridge, Lightyear Fund II and Lightyear Co-Invest II entered into a Yadkin Voting Agreement, dated as of October 12, 2015 (the “Voting Agreement”).

Pursuant to the Voting Agreement, and subject to the terms, conditions and exceptions contained therein, the Lightyear Holders have irrevocably agreed that from the date of the Voting Agreement until the Expiration Time (as defined below), at any meeting (whether annual or special and each adjourned or postponed meeting) of the Issuer’s shareholders, however called, the Lightyear Holders will, to the fullest extent that their shares of Common Stock and any other securities issued by the Issuer held or acquired by them, whether acquired heretofore or hereafter (collectively, the “Subject Shares”), are entitled to vote thereon, (x) appear at such meeting or otherwise cause all of their Subject Shares to be counted as present thereat for purposes of calculating a quorum, and (y) vote or cause to be voted all of the Subject Shares to approve the issuance of the shares of Common Stock in connection with the Merger (provided that the Merger Agreement shall not have been amended or otherwise modified in a manner materially adverse to either Lightyear Holder). The Lightyear Holders have also agreed not to, and to use reasonable best efforts to cause their affiliates and each of their respective officers, directors, employees and Representatives (as defined in the Merger Agreement) not to, directly or indirectly, solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in the Securities Exchange Act of 1934, as amended) or otherwise knowingly encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement. The Lightyear Holders have further agreed that, from the date of the Voting Agreement until the Expiration Time, they will not take any action that would make any of their representations or warranties in the

Voting Agreement untrue or incorrect, nor will they take any actions that have the effect of preventing, impeding, or in any material respect adversely affecting the performance by the Lightyear Holders of their obligations under the Voting Agreement. The Voting Agreement will terminate upon the earlier of (a) the effective time of the Merger, (b) the date of termination of the Merger Agreement in accordance with its terms (the “Expiration Time”) and (c) the date on which the Merger Agreement shall have been amended or otherwise modified in a manner that increases the consideration payable to Newbridge’s shareholders or that is materially adverse to the Lightyear Holders, in each case without the prior written consent of the Lightyear Holders.

The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement. The Voting Agreement is filed as Exhibit 6 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

5.	Yadkin Voting Agreement, dated as of October 12, 2015, by and between NewBridge Bancorp, Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P.

6.	Power of Attorney appointing Ellan Ben-Hayon and Lori Forlano as Attorney-in-Fact.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

LIGHTYEAR FUND II, L.P.

By:	Lightyear Fund II GP, L.P., its general partner

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR FUND II GP, L.P.

By:	Lightyear Fund II GP Holdings, LLC, its general partner

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR FUND II GP HOLDINGS, LLC

By:	LY Holdings, LLC, its managing member

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LY HOLDINGS, LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

MARK F. VASSALLO, an individual

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Attorney-in-Fact

Dated: October 14, 2015

EXHIBIT INDEX

Exhibit No.	Description

5.	Yadkin Voting Agreement, dated as of October 12, 2015, by and between NewBridge Bancorp, Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P.

6.	Power of Attorney appointing Ellan Ben-Hayon and Lori Forlano as Attorney-in-Fact.